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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:             Scott Stringer

Lyn Shenk

Stacey K. Peikin

Dietrich King

Re:	MNTN Digital, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted March 29, 2022

CIK No. 0001891027

Ladies and Gentlemen:

On behalf of MNTN Digital, Inc. (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form S-1 (“Submission No. 4”). The Company previously submitted an amended Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on March 29, 2022 (the “Draft Submission”). Submission No. 4 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on April 7, 2022 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 4, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 4 and all references to page numbers in such responses are to page numbers in Submission No. 4.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted March 29, 2022

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information for the Quickframe Acquisition, page 62

April 20, 2022

1.	We note adjustment 4.c removes $4.4 million of non-recurring costs directly related to the Transaction. In accordance with amendments adopted in our Release No. 33-10786, non-recurring transaction costs must be presented to depict the transaction in accordance with GAAP and, therefore, remain in the pro forma statement of operations. Reference is also made to Rule 11- 02(a)(6)(i) and (11)(i) of Regulation S-X and ASC 805-10-25-23.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 61, 63 and 64 of Submission No. 4.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements - MNTN Digital, Inc.

7. Business Combinations

Maximum Effort Marketing, LLC, page F-19

2.	In response to comment 21 of our letter dated January 13, 2022, you provided the details of your investment test calculation in determining whether the information under Rule 3-05 and Article 11 of Regulation S-X was required with respect to the acquisition of Maximum Effort. Please explain how you determined the numerator ($6.3 million) used in your investment test calculation. We note from your current disclosure that the purchase consideration was $15.4 million. Explain why this was not the numerator in your calculation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed on page F-20 of Submission No. 4, on August 25, 2021, the Company acquired all of the issued and outstanding equity interests of Maximum Effort in exchange for 1,574,721 shares of common stock of the Company (the “Shares”), with up to an additional 1,574,721 Shares as contingent consideration for the Maximum Effort acquisition in the form of an earnout. To determine the “consideration transferred” under the investment test as described in Rule 1-02(w)(1)(i) (the “investment test”) for the acquisition of Maximum Effort, the Company used the results of a third-party valuation performed as of June 30, 2021 (the “June 2021 Valuation”) to value the Shares used as consideration (including the contingent consideration). The June 2021 Valuation, which was the only valuation available at the time the purchase agreement for the acquisition was executed and consummated on August 25, 2021 (and was set and authorized by the board of directors of the Company), valued each Share at $3.79, resulting in an investment of $6,293,000 in Maximum Effort on the acquisition date. Because the Company had consolidated total assets of $34,023,000 as of December 31, 2020, the significance of the Maximum Effort acquisition under the investment test at the time the purchase agreement for the acquisition was executed and consummated was determined to be 18.50% (the “Original Investment Test Result”).

In connection with the preparation of its audited financial statements for the year ended December 31, 2021, the Company utilized a third party valuation services provider in connection with its purchase price allocation determination to value certain intangible assets and liabilities assumed in connection with the Maximum Effort acquisition. In order to value the intangible assets and liabilities, that report ascribed a fair market value of each Share used as consideration in the Maximum Effort acquisition as of August 25, 2021 (the “August 2021 Valuation”) to be $8.79. The August 2021 Valuation was determined using an interpolated value from the June 2021 Valuation and a third-party valuation performed on November 5, 2021 (the “November 2021 Valuation”), approximately three months after the Maximum Effort acquisition had closed. The November 2021 Valuation valued each Share at $14.34, which was a significant increase from the June 2021 valuation due, in part, to the issuance of preferred stock of the Company on November 5, 2021 (the “Preferred Stock Financing”), resulting in a higher interpolated value for the August 2021 Valuation. As noted above, the June 2021 Valuation was the only valuation available at the time the purchase agreement for the acquisition was executed and consummated. The Company reasonably relied on such third-party valuation at the time the agreement was authorized and executed, as the Company had not, at the time of the Maximum Effort acquisition, substantially progressed the Preferred Stock Financing or any other third party equity financing. On August 25, 2021, the Company was involved in discussions regarding a possible preferred stock financing, but there was no discussion of valuation and no term sheets exchanged. Initial draft terms sheets were exchanged for the Preferred Stock Financing in late September 2021, almost a month after the Maximum Effort acquisition closed, the Board of Directors of the Company authorized the Preferred Stock Financing on October 28, 2021, and the Preferred Stock Financing was consummated on November 5, 2021.

April 20, 2022

Accordingly, the Company used the Original Investment Test Result, because it was based on reasonably contemporaneous information available to it at the time the acquisition was probable and at the time the acquisition was consummated. As such, the Company respectfully advises the Staff that the Maximum Effort acquisition was not significant under the investment test or under any other significance tests under Rule 1-02(w) of Regulation S-X as disclosed in the Company’s response letter dated February 14, 2022 (the “February Response Letter”).

In the alternative, if the Staff does not concur with the use of the Original Investment Test Result, the Company respectfully requests a waiver from the requirement for the Company to provide audited financial statements of, and pro forma financial information relating to the acquisition of, Maximum Effort under Rule 3-05 of Regulation S-X (“Rule 3-05 Financial Information”) because the acquisition of Maximum Effort is not significant to the financial results and ongoing operations of the Company. The Maximum Effort acquisition does not exceed the significance thresholds under the asset test (the “asset test”) or the income test (the “income test”) set forth in Rule 1-02(w)(1)(ii) and (iii) of Regulation S-X, and the application of the investment test, which yields a significant result based on the interpolated value of the equity consideration (as noted above), produces an anomalous result. In this respect, the Company believes that the historical financial statements and related pro forma financial information of Maximum Effort would not provide meaningful or beneficial information to investors or other users of the Company’s financial statements and are not necessary for investor protection. Moreover, as a private company, Maximum Effort had not previously prepared financial statements that have been audited in accordance with U.S. generally accepted accounting standards. It would be costly and burdensome for Maximum Effort and the Company to prepare such financial statements. In making this request, the Company is relying on Rule 3-13 of Regulation S-X and on the articulated views of the Commission encouraging registrants to request modifications to their financial reporting requirements in situations where such requirements would mandate “disclosures that are burdensome to generate, but may not be material to the total mix of information available to investors.”1

The primary purpose of the Maximum Effort acquisition was to acquire their talent. As such, most of the purchase price for Maximum Effort was allocated to goodwill. Further, as disclosed in the February Response Letter, the Maximum Effort acquisition is not quantitatively significant to the Company under either the asset test or the income test. Applying the asset test and the income test to the Maximum Effort acquisition indicates a significance level of 1.48% and 2.01%, respectively, each of which is well below the 20% threshold for the determination of a material acquisition. Additionally, for the year ended December 31, 2020, Maximum Effort’s revenue and net loss were $1.5 million and $0.4 million, respectively, compared to revenue and net income of the Company of $52.1 million and $3.7 million, respectively. For the year ended December 31, 2021, Maximum Effort contributed only $1.6 million of revenue to the Company, which comprised less than 2% of the Company’s revenue, further demonstrating the immateriality of the Maximum Effort acquisition to the Company.

The Company understands that the objective of providing financial information under Rule 3-05 and Article 11 is to assist an investor in understanding how the acquired business will impact the future operations of the Company. As noted above, the primary purpose of the Maximum Effort acquisition was to acquire its talent. As a result, Maximum Effort has been integrated into the Company's business and operates with a significantly different revenue and cost structure within the Company's overall business, making the historical financial results of Maximum Effort not meaningful to an investor in the Company. Due to the nature of the acquisition, Maximum Effort's historical financial performance and business model were not meaningful factors considered by the Company in connection with the acquisition or determining the consideration therefor. As a result, to the extent it is determined that the acquisition of Maximum Effort exceeded significance under the investment test, notwithstanding the anomalous timing dynamics illustrated above, the Company believes that the requested relief is warranted because the acquisition of Maximum Effort is not significant to the Company’s financial results and its business, and the Rule 3-05 Financial Information would not provide additional meaningful or beneficial information to investors, is not material to the Company’s future operations and is not necessary for investor protection in any matter.

1 See Remarks of Jay Clayton at the Economic Club of New York, July 12, 2017. Available at https://www.sec.gov/news/speech/remarks-economic-club-new-york.

April 20, 2022

General

3.	We note the graphics in the gatefold and throughout the prospectus, including metrics and/or key performance indicators without accompanying narrative disclosure and several customer testimonials. Please revise to ensure that any graphics and accompanying text provide a balanced view of the company and its business. Please also ensure that graphics including metrics and other key numbers include cross-references to their respective definitions and that customer testimonials are not so extensive that they obscure other prospectus disclosure and do not otherwise include information taken out of context. For guidance, please refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02. In addition, please revise as follows:

•	In the graphic at the front of the prospectus entitled “We believe we are transforming connected TV...” please define “Daily Optimizations” and “Addressable Households.”

•	Please confirm that you have received consents to the inclusion of the quotes included in this section and disclose whether any of these individuals or the companies they represent were compensated for their testimonials.

•	Please revise the graphics on pages 90-94 to define “CPV” and “CPA.” In addition, we note the performance highlights in the graphic on page 90 do not appear to reflect the same time periods. We also note that the metrics provided on page 90 do not appear to cover the same time periods. Please revise or tell us why the information as presented is appropriate. Please revise the graphic on page 93 to define “Conversion Rate” and on page 94 to define “Birthday Week ROAS.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised Submission No. 4 to (i) reduce the number of customer testimonials in the gatefold graphics in order to not obscure other disclosure, (ii) include clear explanations of any metrics or other key numbers of the Company in the second page of the gatefold of Submission No. 4 and on pages 90 – 94 of Submission No. 4 and (iii) clarify the presentation of any statistical data. The Company confirms that it has received consents for the inclusion of the quotes in Submission No. 4 and also confirms that none of the individuals or companies were compensated for their testimonials.

The Company respectfully advises the Staff that it believes that the customer testimonials in the gatefold and on pages 90 – 94 of Submission No. 4 reflect accurate and real customer testimonials and fairly represent their experiences on the Company’s platform. With respect to the time periods presented on page 90 of Submission No. 4 for ThirdLove, because ThirdLove’s business is seasonal and impacted by the holiday season, the Company wanted to demonstrate how ROAS could be optimized from a non-holiday season (September 1, 2021 to October 31, 2021) to a holiday season (November 1, 2021 to December 31, 2021). For the time period of ThirdLove’s new product launch campaign, such time period was driven by when ThirdLove initiated and ended the campaign, which is solely at ThirdLove’s discretion, and is presented to show how a business can utilize the Company’s platform to launch new products and services.

* * *

April 20, 2022

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1894 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ian D. Schuman

Ian D. Schuman
of LATHAM & WATKINS LLP

cc:          (via email)

Mark Douglas, Chief Executive Officer, MNTN Digital, Inc.

Patrick A. Pohlen, Chief Financial Officer, MNTN Digital, Inc.

Erim Tuc, Esq., General Counsel, MNTN Digital, Inc.

David Ajalat, Latham & Watkins LLP

Brittany D. Ruiz, Latham & Watkins LLP